Exhibit 4.64

HENG DONG WEI XIN (BEIJING) TECHNOLOGY CO., LTD.

AND

ZHANG MINGJIN

SHARE PLEDGE AGREEMENT

Dated          2005

SHARE PLEDGE AGREEMENT

This Share Pledge Agreement (this “Agreement”) is executed on this 25th day of October, 2005 by and between:

Pledgee: Heng Dong Wei Xin (Beijing) Technology Co., Ltd. (the “Pledgee”)

Registered Address: Room C604, No.18 Xi Huan Street (S), Beijing Economic-Technological Development Area, Beijing;

and

Pledgor: Zhang Mingjin (the “Pledgor”)

Gender: Female

PRC Identity Card Number: 110105197608191146

Address: Room 1102 and 1104, Unit 2 No.28 Building, Jin Tai Lane, Chaoyang District, Beijing.

WHEREAS,

1.	The Pledgor is a citizen of the People’s Republic of China (the “PRC”) and owns 49% equity interest in Beijing Shen Da Hong Tong Information and Technology Co, Ltd. (“Shen Da Hong Tong”) which is a company registered in Beijing, PRC for providing Internet information service business.

2.	The Pledgee is a wholly foreign-invested company registered in Beijing, PRC and has been licensed by the relevant governmental authorities of PRC to provide Internet technology services. The Pledgee and Shen Da Hong Tong owned by the Pledgor entered into an Exclusive Technical and Consulting Services Agreement (the “Service Agreement”) on November 19, 2004.

3.	In order to ensure that the Pledgee is able to collect technology consultancy service fees from Lei Ting Company owned by the Pledgor, the Pledgor is willing to pledge all his equity interest owned in Lei Ting Company to the Pledgee as a security for such service fees under the Service Agreement.

For the purpose of performing the Service Agreement, the Pledgor and the Pledgee hereby mutually agree to enter into this Agreement as per the following terms:

1.	Definition

Unless otherwise provided in this Agreement, the following terms shall have the following meanings:

1.1	“Pledge” means the full content set forth in Article 2 hereunder

1.2	“Equity Interest” means the 49% shares legally held by the Pledgor in Shen Da Hong Tong.

1.3	“Pledge Ratio” means the proportion between the value of the Equity Interest pledged under this Agreement and the consultancy service fees under the Service Agreement.

1.4	“Pledge Term” means the term set forth in Article 3.2 hereunder.

1.5	“Service Agreement” means the Exclusive Technology and Consultancy Cooperation Agreement concluded by and between Lei Ting Company and the Pledgee on , 2005.

1.6	“Events of Default” means any event set forth in Article 7 hereunder.

1.7	“Notice of Default” means the notice to announce the event of default issued by the Pledgee in accordance with this Agreement.

2.	Pledge of Equity Interest and Pledge

2.1	The Pledgor agrees to pledge all his Equity Interest owned in Shen Da Hong Tong to the Pledgee. The Pledge under this Agreement means the priority right of the Pledgee to be paid from the monies of conversion, auction, or sale of the Equity Interest pledged to the Pledgee by the Pledgor.

3	Pledge Ratio and Pledge Term

3.1	Pledge Ratio

The Pledge Ratio of Pledge shall be approximately 100%.

3.2	Pledge Term

3.2.1	The Pledge of the Equity Interest under this Agreement shall take effect as of the date at which the shares pledged under this Agreement are recorded in the Register of Shareholders of Shen Da Hong Tong. The Pledge under this Agreement shall have the same term as the Service Agreement.

3

3.2.2	The Pledgee is entitled to dispose of the Pledge hereunder if Shen Da Hong Tong fails to pay the technology consultancy service fees to the Pledgee subject to the Service Agreement during the Pledge.

4	Physical Possession of Documents

4.1	During the Pledge Term set forth in this Agreement, the Pledgor shall, within one week from the date hereof, deliver the Certificate of Contribution to the Equity Shares and the Register of Shareholders in Shen Da Hong Tong to the Pledgee for its physical possession.

4.2	The Pledgee shall be entitled to collect the dividends from the Equity Interest.

5	Representations and Warranties by the Pledgor

5.1	The Pledgor is the legal owner of the Equity Interest.

5.2	The Pledgee’s rights shall be in no event interfered by any other party once the Pledgee exercises such rights in accordance with this Agreement.

5.3	The Pledgee shall be entitled to dispose of or assign the Pledge in accordance with the methods set forth in this Agreement.

5.4	No other pledge has ever been made on the Equity Interest other than the Pledgee.

6	Covenants by the Pledgor

6.1	During the effective term of this Agreement, the Pledgor undertakes to the Pledgee that the Pledgor shall:

6.1.1	not transfer the Equity Interests, create or permit to create any pledge which may have an adverse effect on the rights or interests of the Pledgee without prior written consent of the Pledgee except for the transfer of the Equity Interest to Whole Win Investments Limited or the persons appointed by Whole Win Investments Limited pursuant to the Exclusive Share Purchase Agreement concluded by and between the Pledgor and Whole Win Investments Limited and Shen Da Hong Tong on October 25, 2005;

6.1.2	comply with and implement the provisions of laws and regulations with respect to the pledge of rights; present to the Pledgee the notices, orders or suggestions with respect to the Pledge issued or made by the competent authorities within five days upon receipt of such notices, orders or suggestions while abiding by such notices, orders or suggestions; or make argument and presentation against such items in accordance with the reasonable request of the Pledgee or approved by the Pledgee;

6.1.3	timely notify the Pledgee of any events or any received notices which may affect the Pledgor’s Equity Interest or any part of its right, and any events or any received notices which may change the Pledgor’s any covenant and obligation set forth in this Agreement or which may affect the Pledgor’s performance of his obligations under this Agreement.

6.2	The Pledgor agrees that the Pledgee’s right to exercise the Pledge obtained from this Agreement shall not be suspended or hampered by the legal proceedings brought by the Pledgor or any successor to the Pledgor or any person authorized by the Pledgor or any other person.

6.3	The Pledgor warrants to the Pledgee that in order to protect or perfect the security over the payment of the technology consultancy service fees under the Service Agreement, the Pledgor shall execute in good faith and cause other interested parties of the Pledge to execute all certificates of rights, contracts, and /or perform and cause other interested parties of the Pledge to take actions as required by the Pledgee and provide assistance to the exercise of the rights and authorization by the Pledgee granted by this Agreement, and execute all the documents with respect to the changes of the Certificate of Equity Interest with the Pledgee or any person (natural person/ legal person) designated by the Pledgee, and submit to the Pledgee all the notices, orders or decisions concerning the Pledge as deemed necessary by the Pledgee within a reasonable time.

6.4	The Pledgor warrants to the Pledgee that the Pledgor shall comply with and perform all the warranties, covenants, agreements, representations and conditions for the benefits of the Pledgee. The Pledgor shall compensate for all the losses suffered by the Pledgee in the event that the Pledgor fails to perform or fully perform such warranties, covenants, agreements, representations and conditions.

7	Events of Default

7.1	The following events shall be deemed as the Events of default:

7.1.1	Shen Da Hong Tong fails to make full payment of service fees due under the Services Agreement as scheduled;

7.1.2	The representations or warranties made in Article 5 hereof by the Pledgor are materially misleading or fraudulent, and/or the Pledgor violates any of the representations and warranties in Article 5 hereof;

7.1.3	The Pledgor violates any of the covenants in Article 6 hereof;

7.1.4	The Pledgor violates any terms herein;

7.1.5	The Pledgor waives the pledged Equity Interest or transfers the pledged Equity Interest without prior written consent of the Pledgee except otherwise agreed in Article 6.1.1 hereof;

7.1.6	Any loan, guarantee, compensation, covenants or any other liabilities of the Pledgor (1) are required to be repaid or performed prior to the scheduled date; or (2) are due but can not be repaid or performed as scheduled, which causes the Pledgee to deem that the Pledgor’s capacity to perform the obligations herein is affected;

7.1.7	The Pledgor can not repay the general debt or other debt;

7.1.8	This Agreement becomes illegal or the Pledgor can not continue to perform the obligations herein due to the promulgation of any relevant laws;

7.1.9	Any approval, permit, license or authorization of the governmental authorities required by the enforceability, validity and effectiveness of this Agreement are withdrawn, suspended, invalidated or materially amended;

7.1.10	Adverse changes of the Pledgor’s property occur and cause the Pledgee to deem that the capability of the Pledgor to perform the obligations herein is affected;

7.1.11	Shen Da Hong Tong’s successor or trustee can only perform part of or refuse to perform the payment liability under the Service Agreement;

7.1.12	Other circumstances where the Pledgee is incapable of exercising the right to dispose of the Pledge in accordance with the related laws.

7.2	The Pledgor shall immediately give a written notice to the Pledgee once he is aware of or find any event set forth in this Article 7.1 or upon occurrence of any event that may result in the foregoing items.

7.3	Unless the Events of Default set forth in Article 7.1 hereof have been successful solved to the Pledgee’s satisfaction, the Pledgee may, at any time upon or after occurrence of the Event of Default, give a written Notice of Default to the Pledgor requiring the Pledgor to immediately make full payment of the outstanding fees under the Service Agreement and other payment due or dispose of the Pledge in accordance with Article 8 herein.

8	Exercise of the Right of the Pledge

8.1	The Pledgor shall not transfer the Pledge without prior written consent of the Pledgee prior to the full repayment of the fees under the Service Agreement.

8.2	The Pledgee shall give a Notice of Default to the Pledgor before the exercise of the right of Pledge.

8.3	Subject to Article 7.3, the Pledgee may simultaneously exercise the right to dispose of the Pledge at the time when the Notice of Default is given in accordance with Article 7.3 or may exercise such right after such Notice of Default is given.

8.4	The Pledgee shall be entitled to realize the priority right to be paid from the monies of conversion, auction or sale of whole or part of the Equity Interest pledged herein through legal procedures until the outstanding fees under the Service Agreement and all other payment due are fully paid.

8.5	The Pledgor shall not prevent the Pledgee from disposing of the Pledge in accordance with this Agreement and shall give necessary assistance for the Pledgee to realize its Pledge.

9	Assign

9.1	The Pledgor shall not be entitled to donate or assign his rights and obligations under this Agreement without prior consent of the Pledgee.

9.2	This Agreement shall be binding upon the Pledgor and his successor and shall be binding upon the Pledgee and its successor and assignee.

9.3	The Pledgee may at any time assign all or any rights and obligations under the Service Agreement to the designated person (natural person/ legal person). In this case, the assignee shall, like one party to this Agreement, have the same rights and undertake the same obligations herein as the Pledgee. In the event that the Pledgee assigns the rights and obligations under the Service Agreement, the Pledgor shall, at the request of the Pledgee, sign relevant agreements and/or documents with respect to such assignment.

9.4	After the change of Pledge resulting from the assignment, the new parties to the pledge shall re-execute a pledge contract.

10	Termination

This Agreement shall not be terminated until the fees under the Service Agreement are fully paid and Shen Da Hong Tong is not liable for any obligations under the Service Agreement. The Pledgee shall cancel or terminate this Agreement within a reasonable time as soon as practicable.

11	Charges and Other Costs

11.1	The Pledgor shall be responsible for all the costs and actual expenses in relation to this Agreement, including but not limited to legal fees, cost of production, stamp tax and any other taxes and costs. The Pledgee shall be fully reimbursed by the Pledgor for any taxes and fees paid by the Pledgee in accordance with the laws.

11.2	The Pledgor shall be responsible for all the fees (including but not limited to any taxes, charges, management fees, court fees, attorney’s fees, and various insurance premiums concerning the disposal of the Pledge) incurred from the Pledgor’s failure to pay any due taxes, fees or charges pursuant to this Agreement or any other reasons for which the Pledgee has to recourse by any means.

12	Force Majeure

12.1	In case the performance of this Agreement is delayed or prevented by any force majeure event, the Party so affected may not assume any liability under this Agreement for such performance so delayed or prevented. Force majeure event means any event that is beyond one Party’s reasonable control and whose occurrence is unavoidable and unpreventable regardless of reasonable care of the Party so affected, including but not limited to government act, act of nature, fire, explosion, geographic change, storm, flood, earthquake, tide, lightning or war. However, any shortage of credit, capital or financing shall not be deemed as the event beyond one Party’s reasonable control. The affected Party seeking for exemption from performing any obligations under this Agreement or under any Article hereof shall notify the other Party of such exemption promptly and advise the other Party of the actions to be taken for completion of the performance.

12.2	The Party affected by Force Majeure shall not assume any liability under this Agreement provided, however, that the Party so affected has used its reasonable and practicable efforts to perform this Agreement, the Party seeking for immunity may be exempted from performing such liability only to the extent of such performance so delayed or prevented. Once the causes for such immunity are corrected and remedied, the Parties agree to resume performance hereunder with their best efforts.

13	Settlement of Dispute

13.1	This Agreement shall be governed by and construed in accordance with the PRC law.

13.2	The Parties hereto shall strive to settle any dispute arising from the interpretation or performance hereof through friendly consultation. In case no settlement can be reached through consultation, any Party may submit such dispute to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration. The arbitration shall be conducted in Chinese in Beijing pursuant to the CIETAC Rules. The arbitral award shall be final and binding upon the Parties.

14	Notice

Any notice that is given by the Party/Parties hereto for the purpose of performing the rights and obligations hereunder shall be in writing. Where such notice is delivered personally, the actual delivery time is regarded as notice time; where such notice is transmitted by telex or facsimile, the notice time is the time when such notice is transmitted. If such notice does not reach the addressee on business date or reaches the addressee after the business time, the next business day following such date is the date of notice. The delivery place shall be the addresses set forth above or the addresses notified in writing from time to time. The writing includes facsimile and telex.

15	Annexes

The annexes to this Contact constitute an integral part of this Agreement.

16	Effectiveness

16.1	This Agreement and any amendment, supplement or change hereto shall be in writing and shall come into effect upon being executed and sealed by the Parties hereto.

16.2	This Agreement is written in Chinese with 2 counterparts.

Pledgee: HENG DONG WEI XIN (BEIJING) TECHNOLOGY CO., LTD.

Legal Representative:

Seal:

/s/Liu Binghai

Pledgor:	Zhang Mingjin

Signature:	/s/ Zhang Mingjin

Annexes:

1.	Register of Shareholders of Startone (Beijing) Information Technology Co., Ltd.

2.	Certificate of Capital Contribution when establishing Startone (Beijing) Information Technology Co., Ltd.

3.	Exclusive Technical and Consulting Services Agreement

Appendix 1

Register of Shareholders of Startone (Beijing) Information Technology Co., Ltd.

Register of Shareholders of Startone (Beijing) Information Technology Co., Ltd.

Shareholder	Gender	Address	Certificate Name and Number	Capital Contribution (RMB)	Means of Contribution	Remarks
Liu Binghai	Male	#302, Unit 2, No.4 Building, No.3 District, An Zhen Xi Lane, Chaoyang District, Beijing	ID Card: 230830197011162619	5.1 million	In Cash

Zhang Mingjin	Female	#1102,1104,Unit 2, No.28 Building, Jin Tai Lane, Chaoyang District, Beijing	ID Card: 110105197608191146	4.9 million	In Cash

Corporate Seal:

Certificate of Capital Contribution

of

Startone (Beijing) Information Technology Co., Ltd.

Ms. Zhang Mingjin (ID number: 110105197608191146), a shareholder of Beijing Shen Da Hong Tong Information and Technology Co., Ltd. (the “Company”), has contributed RMB 4,900,000.00 in cash to the registered capital of the Company, equivalent to 49% of the total registered capital. The said capital contribution has been paid up in full.

IN WITNESS THEREOF the Company issues this Certificate as of the date set forth below.

Startone (Beijing) Information Technology Co., Ltd. (Seal)

Date: 25 October 2005